PRESS RELEASE
New Afton Project
Continued Encouraging Results from Infill Drilling
Up to 1.48% Cu and 1.17 g/t Au over 182 metres
And 1.04% Cu and 2.25 g/t Au over 52 metres

November 15 2005, Vancouver, British Columbia - New Gold Inc. (NGD:TSX/AMEX) is pleased to announce continued success from the program of underground diamond drilling at its New Afton Project, located 10 kilometres west of Kamloops, British Columbia, Canada.

The current results are from a total of fourteen (14) drill holes completed on three sections (40E, 48E and 56E), and are shown in the attached tables and figures. Future results will continue to be released on a sectional basis as the infill drilling is completed. All copper equivalent (Cu Eq.) grades are calculated using the following metal prices - Copper (Cu) US$0.85/lb; Gold (Au) US$375/oz; Silver (Ag) US$5.25/oz; and Palladium (Pd) US$200/oz. This is consistent with the metal prices used in the existing independently calculated resource and is also consistent with metal prices used in preparation of the independent Scoping Study (by qualified person James Currie, P.Eng, 2004 Behre Dolbear Advanced Scoping Study). All principal intervals were calculated using a cut-off grade of 0.70% copper equivalent, which is also consistent with the cut-off grade used in the calculation of the resource.

The highlights of these results were:

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The drilling, generally, intersected the higher grade (>1.50% Cu Eq.) mineralization where it was indicated by the resource model. Some of these intersections were of significant grade over substantial widths. For example, in section 40E, hole UA-36 intersected 1.48% Cu and 1.17 grams per tonne (g/t Au), or 2.31% Cu Eq., over 182 meters (m) (115m true thickness), which included a higher grade interval of 2.41% Cu and 1.66g/t Au, or 3.56% Cu Eq., over 56m (35m true thickness).

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In addition, a number of drill holes intersected Cu-Au mineralization, across substantial thicknesses, which was higher grade than indicated by the current resource model. This was particularly noticeable on sections 48E and 56E. For example, hole UA-27 on section 56E intersected 1.04% Cu and 2.25g/t Au, or 2.60% Cu Eq., over 52m (30m true thickness), where the model indicated grades of less than 1.00% Cu Eq.

SUMMARY OF RESULTS

Section 40E
The results of the six (6) diamond drill holes completed on this section correlated reasonably well with the current resource model. A number of the holes intersected substantial widths of significant Cu-Au mineralization, which contained higher grade intervals within. For example, hole UA-36 intersected 1.48% Cu, 1.17g/t Au, 2.18g/t Ag, and 0.16g/t Pd, or 2.31% Cu Eq., over 182m (115m true thickness). This contained an interval of 2.41% Cu, 1.66g/t Au, 3.13g/t Ag and 0.15g/t Pd, or 3.56% Cu Eq., across 56m, (35m true thickness).

In hole UA-37 the bulk of the mineralization corresponded reasonably well with the resource model and also included some substantial intervals of significant grade mineralization including 1.28% Cu, 1.01 g/t Au, 1.60 g/t Ag, 0.25 g/t Pd, or 2.03% Cu Eq., over 100m (59m true thickness). The lower part of this hole was weakly mineralized to its end, with individual samples containing up to 1.22% Cu. Eq. However, it did not intersect the higher grade mineralization (>1.50% Cu Eq.) indicated by the resource model. Results for all six (6) holes are summarized in table 1.

Section 48E
The infill drilling intersected higher grade mineralization (in excess of 1.50% Cu Eq.) where it was indicated by the resource model. Among the higher grade of these intersections was in hole UA-31 which encountered 1.87% Cu, 1.45 g/t Au, 2.12g/t Ag, and 0.23g/t Pd, or 2.89% Cu Eq., over 42m (24m true thickness).

However, of particular significance were several intersections of mineralization which were higher grade than indicated by the resource model. For example, hole UA-30A intersected 1.20% Cu, 1.17g/t Au, 1.90g/t Ag, and 0.14g/t Pd, or 2.02% Cu Eq., over 44m (33m true thickness) while the model indicated grades of 1.00 - 1.50% Cu Eq. In addition, hole UA-29 intersected 0.70% Cu, 0.45g/t Au, 1.52g/t Ag, and 0.20g/t Pd, or 1.07% Cu Eq., over 52m (50m true thickness) while the model indicated grades less than 0.60% Cu Eq.

The results from this section are particularly encouraging as they are noticeably better than indicated by the resource model. The results for all four (4) holes completed on this section are summarized in table 2.

Section 56E
As was the case for section 40E, where the resource model indicated grades in excess of 1.50% Cu Eq., the infill drilling generally intersected mineralization of this grade. For example, hole UA-26 intersected 1.00% Cu, 0.98g/t Au, 1.77g/t Ag, and 0.12g/t Pd, or 1.69% Cu Eq., over 92m (68m true thickness).

However, there were several intersections of higher grade mineralization than indicated by the resource model. For example, hole UA-27 intersected 0.66% Cu, 1.18g/t Au, 2.02g/t Ag, and 0.14g/t Pd, or 1.48% Cu Eq., across 122m (70m true thickness) while the model indicated grades of less than 1.00% Cu Eq. Within this interval was a higher grade section containing 1.04% Cu, 2.25g/t Au, 3.70g/t Ag, and 0.24g/t Pd, or 2.60% Cu Eq. across 52m (30m true thickness).

Hole UA-24 also intersected mineralization which was higher grade than indicated by the resource model, including 1.06% Cu, 1.60g/t Au, 2.03g/t Ag, and 0.19g/t Pd, or 2.18% Cu Eq., over 26 m true thickness, whereas the resource model indicated grades of less than 1.00% Cu Eq.

The results from this section are also encouraging as they are noticeably better than indicated by the resource model. The results for all four (4) holes completed on this section are summarized in table 3.

PROJECT UPDATE

The previously announced (September 16, 2005) extension to the underground excavation program is now complete. The main exploration decline was extended approximately 125m to the west. This will facilitate additional exploration to the west of the current resource, which remains open in that direction. Additionally, the north cross-cut into mineralization was also extended approximately 125m to the north in order to facilitate sampling of additional styles of Cu-Au mineralization. The Contractor who carried out the program of underground excavation is currently completing all work required to leave the project site in a satisfactory state prior to demobilizing its main resources. This includes installing any additional ground support which might be locally required to maintain long-term stability of the underground excavations in order to facilitate future longer term access for underground exploration drilling, which will commence upon completion of the infill drilling program. The Contractor will, however, continue to supply the necessary support to complete the program of underground infill drilling.

The underground infill drilling program is now almost complete on 80m-spaced sections. In order to provide greater understanding of the mineralization the infill drilling is to be completed on 40m-spaced sections. Drilling on the closer spaced sections is still scheduled for completion by year end. Currently, the drill program is in temporary hiatus in order to allow the Contractor to complete its work. The results for additional sections on which drilling has been completed will be released as soon as all data has been received, compiled, interpreted and verified.

Underground exploration drilling is scheduled to commence at the beginning of 2006 after completion of the infill drilling. This exploration work will focus on exploring for potential extensions of the current mineralization to the west and at depth. In addition it will be used to test for additional zones of Cu-Au mineralization to the north and south of the current mineralization.

The short-listed engineering companies, who have expressed their interest in completing the feasibility study, have received the final request for proposal documents, and the Company hopes to select the successful candidate by the end of November, 2005 and award the contract no later than December. It is anticipated that this study could be completed during the second half of 2006. The feasibility study will determine the economic parameters of, and potential for, developing a new underground mine at the Company's New Afton Project. The initial permitting process has also commenced and is on-going.

CURRENT RESOURCE

The current resource was calculated using the results of approximately 100 diamond drill holes completed from surface. It was independently calculated from a kriged block model as part of an independent advanced scoping study conducted by Behre Dolbear in 2003 and updated in 2004 under the supervision of qualified person James A. Currie, P.Eng. Metal prices used in the scoping study and the resource calculation were US$0.85 per lb Cu, US$375 per oz Au, US$5.25 per oz Ag, and US$200 per oz Pd. At a cut-off of 0.70% Cu equivalent the Measured and Indicated Mineral Resource was calculated to be 68.7 Million Tonnes grading 1.68% Cu equivalent or 2.61 g/t Au equivalent (1.08% Cu, 0.85 g/t Au, 2.62 g/t Ag, 0.12 g/t Pd), which contains approximately 1.6 billion pounds of copper, and 1.9 million ounces of gold. The scoping study suggested that the project has very robust economics, with an after-tax IRR of 20% at the metal prices used. The Measured Resource category was calculated to be 9.5 Million Tonnes grading 1.29% Cu, 0.95 g/t Au, 3.44 g/t Ag, and 0.12 g/t Pd. The Indicated Resource category was calculated to be 59.2 Million Tonnes grading 1.05% Cu, 0.83 g/t Au, 2.49 g/t Ag, and 0.12 g/t Pd.

QUALIFIED PERSON

These exploration results have been prepared and approved by Mike Hibbitts P.Geo., Vice President Exploration and Development for New Gold Inc. who is a Qualified Person under National Instrument 43-101. He is therefore qualified to confirm the validity and veracity of these results.

A Quality Assurance/Quality Control Program (QA/QC) was established under the direction of Roscoe Postle Associates, a well known Canadian geological and mining consulting company. Samples are analyzed at Eco Tech Laboratories of Kamloops, British Columbia, Canada. Copper is analyzed through Aqua Regia digestion with AA finish. Samples containing native copper are analyzed for “metallic” copper. Gold is analyzed using a Fire Assay with an AA finish on a 30 gram sample. The accuracy of analyses is constantly monitored by systematically submitting duplicate samples and control (or standard) samples to the Laboratory for analysis.

New Gold is in excellent financial condition with a current cash position of approximately CDN$15 million and no debt. The company has only 15.0 million shares outstanding and 16.5 million shares fully diluted.

For further information on New Gold Inc. and the New Afton Project, please contact:

Chris Bradbrook
President and Chief Executive Officer
New Gold Inc.
601 - 595 Howe Street, Vancouver, B.C. V6C 2T5
Tel: 877-977-1067 or 604-687-1629, Fax: 604-687-2845
Email: invest@newgoldinc.com
Website: www.newgoldinc.com

Safe Harbor Statement under the United States Private Securities Litigation Act of 1995: This release made may contain forward-looking statements that are affected by known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed, implied or anticipated by such forward-looking statements. Such forward-looking statements herein represent management’s best judgment as of the date hereof based on information currently available. The Company does not intend to update this information and disclaims any legal liability to the contrary. Cautionary Note to U.S. Investors concerning resource estimates. This press release discusses the results of a scoping study, which is a “preliminary assessment” as defined in the Canadian NI 43-101, under which the use of inferred mineral resources is permitted under certain circumstances. The U.S. Securities and Exchange Commission regulations do not recognize any circumstances in which inferred mineral resources may be so used. U.S. investors are cautioned not to assume that any part or all of an inferred resource category described as a ‘resource falling within the mine plan’ will ever be converted into ‘reserves’ within the definition of that term in SEC Industry Guide 7. Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources. This section uses the terms “measured” and “indicated resources.” We advise U.S. investors that, while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

WARNING: The Company relies upon litigation protection for “forward-looking” statements.